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FORM 3 OMB APPROVAL

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OMB Number 3235-0104

Expires: January 31, 2005

Estimated Average burden

hours per response.... 0.5

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

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(Last) (First) (Middle)

KLAUBE JOERG H.

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(Street)

4 Claire Drive

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(City) (State) (Zip)

Bridgewater New Jersey 08807

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2. Date of Event Requiring Statement (Month/Day/Year)

Effectiveness of SB-2 Registration Statement, December __, 2002

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3. IRS or Social Security Number of Reporting Person,

if an entity (Voluntary)

###-##-####

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4. Issuer Name and Ticker or Trading Symbol

Magnitude Information Systems, Inc.

"MAGY"

Klaube Joerg FORM 3 - (Continued)

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5. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[ ] Director [ ] 10% Owner

[ X ] Officer (give title [ ] Other (specify

below) below)

Chief Financial Officer

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6. If Amendment, Date of Original (Month/Day/Year)

N/A

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7. Individual or Joint/Group Filing (Check applicable line)

[ X ] Form filed by One Reporting Person

[ ] Form filed by More than One Reporting Person

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Table I -- Non-Derivative Securities Beneficially Owned

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1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Inst. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	100	I	Family
Common Stock	300,000	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly [ ]

If the form is filed by more than one reporting person, see Instruction 5(b)(v) [ ]

Klaube Joerg FORM 3 - (Continued)

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Table II -- Derivative Securities Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security (Inst. 4)	2. Date Exer- cisable and Expiration Date (Month/Day Year	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
Common Stock Options	04/30/97 - 04/30/07	Common Stock - 68,838
Common Stock Options	11/19/98 - 11/19/08	Common Stock - 31,162
Common Stock Options	04/20/00 -03/10/06	Common Stock - 10,000
Common Stock Options	10/30/00 - 10/11/05	Common Stock - 50,000
Common Stock Options	12/22/00 - 12/22/04	Common Stock - 25,000
Common Stock Options	01/31/01 - 01/25/06	Common Stock - 37,500
Common Stock Options	12/22/01 - 12/22/04	Common Stock - 25,000
Common Stock Options	09/26/01 - 06/30/06	Common Stock - 31,250
Common Stock Options	09/26/01 - 06/30/06	Common Stock - 31,667
Common Stock Options	02/19/02 - 02/18/07	Common Stock - 250,000
4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deri- vative Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
$1.00	D	N/A
$1.00	D	N/A
$1.00	D	N/A
$1.00	D	N/A
$1.00	D	N/A
$0.75	D	N/A
$1.00	D	N/A
$0.75	D	N/A
$1.00	D	N/A
$0.1325	D	N/A

Explanation of Responses:

Intentional misstatements or omission of facts constitute Federal Criminal Violations.

See 18 USC 1001 and 15 USC 78ff(a) [ ]

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure [ ]

Potential persons who are to respond to the collection of information contained in t his form are not required to respond unless the form displays a current valid OMB Number.

By: /s/Joerg H. Klaube

--------------------------------------- __January 3, 2003__

Joerg H. Klaube Date

**Signature of Reporting Person

KLAUBE JOERG FORM 3 Dec 2002